Exhibit 23.2

Tel: 617-422-0700 Fax: 617-422-0909 www.bdo.com	Two International Place Boston, MA 02110

Consent of Independent Registered Public Accounting Firm

TechTarget, Inc.

Newton, Massachusetts

We hereby consent to the incorporation by reference in this Registration Statement of our reports dated March 17, 2014, relating to the consolidated financial statements and the effectiveness of TechTarget, Inc.’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

/s/ BDO USA, LLP

Boston, Massachusetts

February 12, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.